Goodwin Procter LLP 100 Northern Avenue
Boston, Massachusetts 02210

VIA EDGAR

April 15, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jenn Do, Mary Mast, Lauren Hamill and Chris Edwards

Re:	AVROBIO, Inc.

Amendment No. 1 to the Registration Statement on Form S-4

Filed March 26, 2024

File No. 333-277048

Ladies and Gentlemen,

On behalf of AVROBIO, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated April 8, 2024 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 Registration Statement on Form S-4 (the “Amendment No. 1”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For your convenience, the Staff’s comments have been reproduced in bold and italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Amendment No. 1, and page references in the responses below refer to the Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed March 26, 2024

Cover Page

1.

Given that the Nasdaq listing condition is waivable, please further revise your disclosure to indicate whether recirculation or resolicitation of shareholders will occur prior to the vote if the listing application is not approved but the condition is waived.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 8, 33 and 234-235 of the Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 15, 2024

What are the private financings?, page 2

2.

We note your response to prior comment 2, and your revised disclosure on page 3 and elsewhere throughout that the closing of the merger is conditioned upon the satisfaction or waiver of the receipt of cash proceeds not less than $114.5 million in connection with the consummation of the transactions contemplated by the private financings. As this closing condition is waivable, we reissue prior comment 2 in part. Please revise this Q&A, the summary risks and risk factors, and elsewhere as appropriate to discuss risks and uncertainties if stockholders are asked to make voting decisions without knowing whether the private financings will close in timely manner, or at all, and if they do not close, whether the minimum cash proceeds condition will be waived. Discuss the combined company’s liquidity position and related risks in the event that the merger closes without the $114.5 million from the private financings in place.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3, 29, 37-39 and 265 of the Amendment No. 2. The Company respectfully further advises the Staff that, in the event that all or any portion of the private financings fails to close in a timely manner, the Company intends to evaluate all options at such time (including whether or not to agree to any waiver of the minimum private financing condition), taking into account the circumstances relating to such failure, potentially including (without limitation) the respective amounts of the private financings that are and are not able to be closed in a timely manner and the respective identities of those relevant investors, the evaluation and intentions of Tectonic and the Tectonic Board, the resulting cash runway for the combined company that would be associated with such a partial closing of the private financings, the legal options of each of the Company and Tectonic with respect to the non-closing investors, and any other circumstances that each of the AVROBIO Board and Tectonic Board then deem relevant.

Tectonic, page 15

3.

We note your response to prior comment 28, which we reissue in part with respect to your revisions. In light of your disclosure on page 353 that Tectonic is in the early stages of using the GEODe platform to discover biologic drugs, please revise conclusory statements such as the following on pages 15 and 351, qualifying them as appropriate to indicate if such statements are currently aspirational or management’s beliefs:

•	“These modifications have resulted in the ability to identify improved molecules.”

•	...the Tectonic team continues to evolve and modify aspects of the platform for even better results.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 16 and 358 of the Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 15, 2024

Interests of AVROBIO’s Directors and Executive Officers in the Merger, page 22

4.

We note your response to prior comment 10, which we reissue. As referenced in your response letter, the definition of “Aspen Net Cash” in the Merger Agreement will provide for certain exclusions from the calculation of net cash at the determination time, including but not limited to certain payments to AVROBIO’s executives such as the unpaid cash cost of any change in control payments, severance payments, bonus payments or retention payments payable. Please revise this section and elsewhere as appropriate to disclose the types and aggregate amounts of any material payments to be excluded from net cash and explain the impact of such exclusion to other AVROBIO stockholders. In this regard, we note that disclosures throughout indicate (1) that under certain circumstances, the ownership percentages in the combined company may be adjusted up or down including, but not limited to, if AVROBIO’s net cash at closing is lower than $64.5 million or greater than $65.5 million, (2) that AVROBIO management currently anticipates AVROBIO’s net cash as of closing will be approximately $65.0 million to $75.0 million, and (3) the currently estimated ownership percentages are based on an assumption of $65.0 million in AVROBIO’s net cash as of closing. Given that you now disclose on page 22 that executive officers may receive cash severance payments with an aggregate collective value of approximately $2.8 million, revise if true to state whether excluding such severance payments to executives from net cash at closing could result in a downward adjustment to AVROBIO shareholders’ equity allocation post-merger. Alternatively, tell us why the exclusion of approximately $2.8 million from the calculation of net cash at the determination time should not be considered material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 22-23 of the Amendment No. 2.

The Merger

Background of the Merger, page 175

5.

We note your response to prior comment 22, which we reissue in part. Your description of the background of the Merger Agreement should be sufficient to explain how the material terms of the Merger Agreement were negotiated through proposals and counter-proposals, including which party proposed initial terms, which party requested revised terms, and the bases for doing so. Please further revise this section to explain how the parties came to agree upon the following material economic terms included in the final Merger Agreement:

•	the valuations of the parties, including the additional $12.5 million ascribed by Tectonic to AVROBIO in excess of its ending net cash position;

•	the equity allocations in the combined company via the Exchange Ratio contemplated in the Merger Agreement; and

•	the concurrent private financings with Tectonic.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the responsive disclosure regarding the negotiation of such material economic terms on pages 189-191, 193-195 and 204 and additional responsive disclosure is already included on pages 189-192, 195 and 204 of the Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 15, 2024

Opinion of Houlihan Lokey to the AVROBIO Board

Material Financial Analyses, page 208

6.

We note your response to prior comment 24, which we reissue with respect to the second bullet. For each of the analyses discussed, please clarify what value(s) were used to calculate the implied value for Tectonic post-merger, and why. For example, disclose whether Houlihan Lokey use the mean, median, high or low value, or some other value from the calculations of the comparable companies/transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 213-220 of the Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Merger, page 225

7.

We note your response to comment 6 and we re-issue the comment. Mergers or exchange transactions where the Company represents that the transaction is tax-free, generally involve material tax consequences and a tax opinion should be provided. We note that holders of Tectonic will be receiving registered shares of AVROBIO in connection with the merger, which will result in material tax consequences to such investors. Please revise to file an opinion of counsel with respect to the material tax consequences of the merger. Please refer to Section III of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 12-13, 42, 232-233 and 476 of the Amendment No. 2 and filed tax opinions of counsel as Exhibit 8.1 and Exhibit 8.2 with Amendment No. 2.

AVROBIO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 390

Components of AVROBIO’s Consolidated Results of Operations, page 392

8.

We have read your response to comment 46. Please revise your disclosures accordingly to specifically address the reason(s) for the 25% increase in R&D expenses for the Gaucher program and the 33% increase in the Hunter program during 2023, given especially the explanation for the consolidated decreases on page 395 and that the comprehensive review resulting in your intention to halt development of your programs occurred in July 2023. In addressing this comment, we note certain information you have provided in response to comment 52 may be relevant.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 400 of the Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 15, 2024

Tectonics Notes to the Consolidated Financial Statements

3. Fair Value Measurements

Safe Liabilities, page F-47

9.

You state that as of December 31, 2023 you determined the probabilities of the occurrence of an equity financing, public listing transaction and dissolution used were 87.5%, 10.0%, and 2.5%, respectively, which appears to differ from your disclosure in the beginning of the second paragraph of “Valuation of SAFE Liabilities” on page 417. Please revise for consistency throughout the filing, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and, following oral guidance from the Staff on April 11, 2024, advises the Staff that it has clarified the disclosure on page 424 and F-48 of the Amendment No. 2 and will not make additional changes to Amendment No. 2 in response to this comment.

General

10.

We acknowledge the information provided in your response to prior comment 52. We do not concur with the analysis and conclusion set forth in your response letter. We note your disclosure on pages 49, 177, and elsewhere indicating that AVROBIO (1) sold its cystinosis gene therapy program to Novartis in June 2023, (2) halted further development of its remaining gene therapy programs in July 2023 to explore the availability of one or more strategic transactions involving AVROBIO and/or any of its businesses or assets, and (3) in September 2023, terminated its agreements with the University of Manchester for the license and development of a gene therapy for MPSII (Hunter syndrome) and discontinued AVR-RD-05, a Hunter syndrome gene therapy program. We further note that if the merger is completed, (i) the business of the combined company will be focused on the development of Tectonic’s product candidates, and (ii) that AVROBIO’s pre-closing assets will be subject to a CVR Agreement providing that AVROBIO will use commercially reasonable efforts during the 18-month period following the closing to effect dispositions of AVROBIO’s pre-closing assets to a third party that has delivered inbound interest. Please refer to footnote 943 of the Special Purpose Acquisition Companies, Shell Companies, and Projection adopting release (Release Nos. 33-11265; 34-99418; IC-35096), available at https://www.sec.gov/files/rules/final/2024/33-11265.pdf.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 167-168 and 453 of the Amendment No. 2.

11.

We note your disclosure that Tectonic stockholders owning approximately 88% of the Tectonic outstanding capital stock have entered into a voting agreement whereby such stockholders have agreed to vote in favor of the Merger and that such stockholders will execute a written consent providing for such approval following the effectiveness of this S-4 registration statement. Please confirm that, with respect to Tectonic stockholders, both (1) the voting support agreement was entered into only by executive officers, directors, affiliates and holders of 5% or more of Teutonic’s voting equity securities, and (2) that Tectonic will solicit votes from stockholders who have not signed the agreements and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 239.13.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

April 15, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the voting and support agreements were entered into only by: (i) Tectonic executive officers and their family members or affiliates; (ii) Tectonic directors and their family members or affiliates; (iii) affiliates of Tectonic; and (iv) holders of 5% or more of the voting equity securities of Tectonic. Tectonic later intends to solicit consents pursuant to the consent solicitation and information statement from all Tectonic stockholders, including Tectonic stockholders who did not sign the voting agreement and who would be ineligible to purchase in a private offering pursuant to a valid exemption from registration.

*****

Please contact the undersigned at (212) 459-7072 or via email at AdamJohnson@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Adam V. Johnson
Adam V. Johnson
Goodwin Procter LLP

cc:	Erik Ostrowski, AVROBIO, Inc.

Mitchell Bloom, Goodwin Procter LLP

Robert Masella, Goodwin Procter LLP

James Ding, Goodwin Procter LLP

Marc A. Recht, Cooley LLP

Miguel J. Vega, Cooley LLP

Courtney T. Thorne, Cooley LLP

Michael Rohr, Cooley LLP